Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Dominion Diamond Corporation (“Dominion” or the “Company”)
Suite 900, 606 4th Street SW
Calgary, Alberta
T2P 1T1

2.	DATE OF MATERIAL CHANGE

November 1, 2017

3.	NEWS RELEASE

The Company issued a news release disclosing the material change through CNW Newswire on November 1, 2017 and filed it on SEDAR with the securities regulatory authorities in each of the provinces and territories of Canada under the Company’s profile at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE

On November 1, 2017, Dominion and Northwest Acquisitions ULC (the “Purchaser”), an entity affiliated with The Washington Companies (“Washington”), a group of privately held North American mining, industrial and transportation businesses, completed their previously announced arrangement, pursuant to which the Purchaser acquired all of the issued and outstanding common shares of the Company (the “Common Shares”), by way of a court-approved plan of arrangement (the “Arrangement”), for US$14.25 per Common Share in cash.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	Full Description of Material Change:

On November 1, 2017, Dominion and the Purchaser completed the Arrangement, pursuant to which the Purchaser acquired all of the Common Shares for US$14.25 per Common Share in cash.

Dominion will operate as a standalone, private company. Patrick Evans has been appointed Chief Executive Officer, effective as of November 1, 2017. The Dominion Board of Directors has been reconstituted with new directors including Rolin Erickson, President of Montana Resources, a copper and molybdenum mine owned by Washington.

The transaction, which was announced on July 17, 2017, has been approved by Dominion shareholders, the Minister of Innovation, Science and Economic Development under the Investment Canada Act and the Commissioner of Competition under the Competition Act. It is expected that the Common Shares will be delisted from the Toronto Stock Exchange at the end of trading on November 2, 2017 and suspended from trading on the New York Stock Exchange at the end of trading on November 1, 2017.

Further information regarding the Arrangement is contained in the management information circular prepared by Dominion dated August 15, 2017 in connection with the special meeting of Dominion shareholders held on September 19, 2017. The management information circular and related documents have been filed on SEDAR and are available under the Company’s profile at www.sedar.com.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Jacqueline Allison
Vice President, Investor Relations
(416) 205-4371

9.	DATE OF REPORT

November 1, 2017